Exhibit 99.1

Nano Dimension Delivers the First of Its Newest 3D Printer - the Admaflex130 Evolution - to the Karlsruhe Institute of Technology

The Precision Ceramics Metal System Enables Fabrication of Specialty Applications

Waltham, Mass, Jan. 23, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, announced today that it has delivered the Admaflex130 Evolution, which is the first of its next generation high precision ceramics and metal fabrication system, to the Karlsruhe Institute of Technology (“KIT”), one of the leading technical universities in Germany and Europe.

This sale is a clear demonstration of the benefit of Nano Dimension’s merger and acquisition program with the sale coming from Admatec Europe B.V., the newest group to join Nano Dimension. The relationship with KIT deepens the Company’s success of its extensive customer relationships with the world’s leading academic institutions.

KIT is among the largest and most notable German institutes of technology, with its research covering many areas within engineering and natural sciences. The Admaflex130 Evolution will be used by the Institute of Photonics and Quantum Electronics (“IPQ”) at KIT. IPQ is striving to deliver cutting-edge research in fields ranging from hybrid photonic integrated circuits, additive 3D nanofabrication, optical metrology and sensing to optical communications and signal processing.

Nano Dimension’s Admaflex130 Evolution is a leader in manufacturing high precision ceramics and metal applications. With the benefit of its Digital Light Processing (“DLP”) based technology, the 3D printer is ideal for research & development and 24/7 digital serial production of functional parts requiring complex geometries, high resolution, fine details, and smooth surface while benefiting from excellent material properties.

Pascal Maier, researcher at KIT, shared, “We are excited to have the Admaflex130 Evolution in our labs. For the packaging of integrated photonic circuits, we need submounts for our assemblies that offer highest shape fidelity along with low thermal expansion and good long-term stability. To achieve this, we need leading technologies to advance our work, and this is exactly what the Nano Dimension system can do. We look forward to using it in our daily work.”

Ziki Peled, President of Nano Dimension EMEA, added, “We appreciate the opportunity to enable the advanced work of the Karlsruhe Institute of Technology, and specifically the Institute of Photonics and Quantum Electronics. Given Nano Dimension’s focus on multi-material, high precision additive manufacturing, we are confident that our solution in the Admaflex130 Evolution will enable progress in their research, which is clearly intended to drive advancements in society.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to disrupt electronics and mechanical manufacturing with an environmentally friendly & economically efficient electronics and precision additive manufacturing Industry 4.0 solution - transforming digital designs into functioning electronic and mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses Admaflex130 Evolution’s benefits and advantages, Nano Dimension’s focus on multi-material, high precision additive manufacturing and its confidence that its solution in the Admaflex130 Evolution will enable progress in the IPQ’s research. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

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